FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	October	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	AT&T CUSTOMERS TO ENTER A ‘BOLD’ NEW WIRELESS WORLD	6

Document 1

October 22, 2008

AT&T CUSTOMERS TO ENTER A ‘BOLD’ NEW WIRELESS WORLD

Breakthrough BlackBerry Smartphone Is Coming to Nation’s Fastest

3G Network; Arrives in Stores Nov. 4

DALLAS, Texas, and WATERLOO, Ontario, Oct. 22, 2008 — AT&T customers will be entering a bold new wireless world with the launch of the BlackBerry® BoldTM, a breakthrough 3G BlackBerry® smartphone that operates on the nation’s fastest 3G network and is the first to support HSDPA networks around the world, including in Japan and Korea. AT&T Inc. (NYSE:T) and Research In Motion (Nasdaq:RIMM; TSX:RIM) announced today that the highly anticipated BlackBerry Bold smartphone will be available in the United States for as low as $299.991 on Tuesday, Nov. 4, in AT&T retail stores nationwide, through www.att.com and select national retailers, as well as through AT&T’s business-to-business sales teams.

The BlackBerry Bold smartphone, which is being introduced in the United States only for AT&T customers, can be used in the most countries abroad, including more than 60 with 3G networks. AT&T is the world’s leading provider of BlackBerry services.

Bold Design

The BlackBerry Bold smartphone’s design and performance live up to its name. The elegant smartphone features a lustrous black exterior, satin chrome-finished frame and stylish, leatherette backplate with a stunning half-VGA (480 x 320 at 217 ppi) color display for eye-popping visuals and a newly designed full QWERTY keyboard for exceptionally fast and easy typing. On the inside, the BlackBerry Bold features built-in GPS and Wi-Fi®, a powerful new

624 MHz mobile processor that provides impressive performance, more storage memory than ever before — 1 GB on board and up to 16 GB via its microSD/SDHC expansion slot — and a rich set of multimedia capabilities, including an advanced media player for music, videos and photos and a 2 megapixel camera with built-in flash, zoom and video recording, as well as an optimized Web-browsing experience with desktop-style depiction.

“The BlackBerry Bold is the best BlackBerry smartphone ever, backed by the nation’s fastest 3G network and the hands-down best international coverage of any carrier,” said Ralph de la Vega, president and chief executive officer of AT&T Mobility. “The BlackBerry Bold is the complete package, providing customers with an absolutely outstanding mobile experience whether doing e-mail, browsing the Web, viewing streaming video or simply making a phone call. And it is being introduced in the U.S. only from AT&T.”

Mike Lazaridis, president and co-CEO at Research In Motion, said: “The development of the BlackBerry Bold smartphone was an ambitious undertaking, and we focused intensely on the things that are most important to mobile customers when developing this best-in-class smartphone for HSDPA networks around the world. The BlackBerry Bold exudes quality in everything from its stunning display sharpness and incredible keyboard to its premium phone performance and sophisticated software applications. It provides an extraordinary mobile communications and multimedia experience, and we are very proud to introduce this breakthrough smartphone in the United States together with AT&T.”

AT&T Services

In addition to the renowned BlackBerry productivity applications — including phone, e-mail, messaging, organizer and browser — the BlackBerry Bold from AT&T will boast such AT&T services as:

•

Simultaneous Voice and Data Capabilities — When connected to AT&T's 3G network, customers can conduct a phone conversation and at the same time check e-mail, browse the Web or use another data application, including when tethered to a notebook computer.

•

AT&T Navigator Global Edition — Powered by TeleNav, the only GPS-based service available from a U.S. wireless carrier to provide international navigation capabilities. AT&T customers can get spoken or text-based turn-by-turn directions with automatic missed turn rerouting and a local business finder service in 20 countries.

•

Seamless Wi-Fi — Allows AT&T customers who turn on the BlackBerry Bold smartphone’s Wi-Fi feature — 802.11 a/b/g — to connect automatically to home or campus networks. AT&T customers also will be able to access more than 17,000 AT&T hot spots nationwide, including nearly 7,000 participating Starbucks locations plus thousands more restaurants, airports, hotels and other convenient locations across the U.S.

•	CV — CV (Cellular Video) from AT&T gives viewers access to thousands of video clips — news, sports, weather, entertainment and more — directly on a BlackBerry Bold smartphone via streaming video.
•

AT&T Mobile Music Services — An industry leader in mobile music, AT&T boasts the largest catalog of offerings available today, giving customers mobile access to enjoy XM Radio Mobile™, song identification through MusicID, music videos through MobiTV and over-the-air access to the extensive music databases of Napster Mobile® and eMusic® — just to name a few.

AT&T Navigator, CV, AT&T Mobile Music services and more than 90,000 additional choices are available through AT&T MEdia Mall directly from the BlackBerry Bold or online.

E-mail and More

Like all BlackBerry smartphones, the BlackBerry Bold gives users the industry’s leading mobile messaging solution. It works with BlackBerry® Enterprise Server, which enables advanced security and IT administration within IBM® Lotus® Domino®, Microsoft® Exchange and Novel® GroupWise® environments, as well as BlackBerry® Professional Software for small businesses. It also works with BlackBerry® Internet Service, which gives users push-based access to as many as 10 supported work or personal e-mail accounts. Customers can also download and edit Microsoft® Word, Excel and PowerPoint files using the preloaded DataViz® Documents to Go® software suite. Beyond e-mail, the BlackBerry Bold will support a wide range of business and lifestyle applications.

The BlackBerry Bold smartphone includes Bluetooth® 2.0, which provides support for hands-free headsets, stereo headsets, car kits and other Bluetooth peripherals. The included BlackBerry® Desktop Manager software comes with Roxio® Media Manager for BlackBerry, which includes new features that make it easier to organize multimedia content as well as manage music, videos and recorded Voice Notes between a computer and the smartphone. It also optimizes video files for smooth full-screen playback on the BlackBerry Bold smartphone's large display with support for full-screen and widescreen formats.

Roxio Photosuite 9 LE is included, allowing customers to easily enhance pictures and create photo albums on their computer. In addition, the new BlackBerry® Media Sync application allows customers to sync their iTunes® digital musical collections2 with the handset. The BlackBerry Bold also boasts a new acoustic design for enhanced phone listening quality and clarity and numerous premium phone features, including Speaker Independent Voice Recognition (SIVR) for Voice Activated Dialing (VAD).

AT&T Backed

Backing the BlackBerry Bold smartphone will be AT&T’s 3G BroadbandConnect network, which currently is available in more than 320 major metropolitan areas in the U.S. and, by year-end, AT&T expects to offer the service in nearly 350 leading U.S. markets. In addition to 3G connectivity, the BlackBerry Bold is also designed to connect seamlessly with AT&T’s nationwide3 EDGE network, which is available in more than 13,000 cities and towns and along some 40,000 miles of major highways.

For the complete array of AT&T offerings, visit www.att.com.

1 With two-year contract and qualified voice and data plans. Other conditions may apply.

2 Certain music files may not be supported, including files that contain digital rights management technologies.

3 Not available in all areas.

Find More Information Online:

Web Site Links:	Related Media Kits:
AT&T Web Site AT&T Wireless Web Site About the AT&T 3G Network BlackBerry Web Site	AT&T Mobile Phones
Related Releases:	Related Fact Sheets::
AT&T Launches the GPS-Enabled BlackBerry Pearl 8110 Smartphone	AT&T Network Coverage Map 3G Coverage: Cities with 3G Service

Technorati Tags: AT&T, mobile phone, 3G Network,

About AT&T

AT&T Inc. (NYSE:T) is a premier communications holding company. Its subsidiaries and affiliates, AT&T operating companies, are the providers of AT&T services in the United States and around the world. Among their offerings are the world's most advanced IP-based business communications services and the nation's leading wireless, high speed Internet access and voice services. In domestic markets, AT&T is known for the directory publishing and advertising sales leadership of its Yellow Pages and YELLOWPAGES.COM organizations, and the AT&T brand is licensed to innovators in such fields as communications equipment. As part of its three-screen integration strategy, AT&T is expanding its TV entertainment offerings. In 2008, AT&T again ranked No. 1 on Fortune magazine’s World’s Most Admired Telecommunications Company list and No.

1 on America’s Most Admired Telecommunications Company list. Additional information about AT&T Inc. and the products and services provided by AT&T subsidiaries and affiliates is available at http://www.att.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

© 2008 AT&T Intellectual Property. All rights reserved. AT&T, the AT&T logo and all other marks contained herein are trademarks of AT&T Intellectual Property and/or AT&T affiliated companies. All other marks contained herein are the property of their respective owners.

Note: This AT&T news release and other announcements are available as part of an RSS feed at www.att.com/rss. For more information and detailed disclaimer information, please review this announcement in the AT&T newsroom at http://www.att.com/newsroom.

# # #

Media Contacts

John Kampfe

AT&T

Office: 732-420-9035
Mobile: 908-432-3473

E-mail: john.kampfe@att.com

Marisa Conway

Brodeur Partners (PR Agency for RIM)

(212) 515-1924

mconway@brodeur.com

Investor Contact

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	October 22, 2008	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations